DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion of the following reports in the registration statement on Form 40-F of SilverCrest Mines Inc. (the “Company”):

1)

Our audit report dated April 11, 2011 (except as to Note 20 which is as of May 18, 2011) on the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2010 and 2009;

2)

Our audit report dated April 19, 2010 (except as to Note 20 which is as of May 18, 2011) on the consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2009 and 2008;

each of which is contained in this registration statement on Form 40-F of the Company.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

May 27, 2011